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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 27 2002
340

SEC FILE NUMBER
8- 34084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M&I Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 North Water Street
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Vice President — (414) 765-7969
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

100 East Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-21-02

OATH OR AFFIRMATION

I, William J. Crain, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title



CARRIE HANDLER
NOTARY
PUBLIC
STATE OF WISCONSIN

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Public Accountants' Supplemental Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

M&I Brokerage Services, Inc.

Financial Statements as of December 31, 2001
Together with Report of Independent Public Accountants

M&I Brokerage Services, Inc.

Financial Statements
December 31, 2001

Table of Contents


ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
M&I Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of M&I Brokerage Services, Inc., (the "Corporation"), a Wisconsin corporation and a wholly owned subsidiary of Marshall & Ilsley Corporation, as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&I Brokerage Services, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 25, 2002

M&I Brokerage Services, Inc.

Statement of Financial Condition
As of December 31, 2001

Assets:	
Cash and Cash Equivalents	$8,630,421
Receivable from Clearing Organization	53,714
Prepaid Expenses	556,530
Other Receivables	498,934
Equipment, Net	355,796
Other Assets	395,411
Total Assets	$10,490,806
Liabilities and Stockholder's Equity:	
Accrued Expenses	$1,070,470
Accounts Payable to Affiliates	841,039
Other	3,354
Total Liabilities	1,914,863
Common Stock	2,500
Additional Paid-in Capital	4,616,406
Retained Earnings	3,957,037
Total Stockholder's Equity	8,575,943
Total Liabilities and Stockholder's Equity	$10,490,806

The accompanying notes are an integral part of this financial statement.

M&I Brokerage Services, Inc.

Statement of Income
For the Year Ended December 31, 2001

Revenue:	
Sale of Investment Company Shares	$11,475,486
Commission Income	2,005,841
Insurance Program Management Fee Income	2,002,908
Interest	278,785
Other	2,516,074
Total Revenue	18,279,094
Expenses:	
Salaries and Benefits	2,862,572
Clearance	509,122
Communications	201,072
Occupancy and Equipment	268,468
Promotional	83,791
Referral Charges	7,890,475
Other	1,059,238
Total Expenses	12,874,738
Income Before Provision for Taxes	5,404,356
Provision for Taxes	2,184,753
Net Income	$3,219,603

The accompanying notes are an integral part of this financial statement.

M&I Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

Balance, December 31, 2000	$8,228,444
Net Income	3,219,603
Tax Benefit of Stock Options	127,896
Dividends Paid to Parent	(3,000,000)
Balance, December 31, 2001	$8,575,943

The accompanying notes are an integral part of this financial statement.

M&I Brokerage Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Income	$3,219,603
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities-	
Depreciation and Amortization	166,161
Deferred Taxes	(2,207)
Decrease in Accounts Receivable and Other Assets	143,581
Increase in Accrued Liabilities	259,392
Net Cash Provided by Operating Activities	3,786,530
Cash Flows from Investing Activities:	
Purchase of Equipment	(68,333)
Net Cash Used in Investing Activities	(68,333)
Cash Flows from Financing Activities:	
Parent Contribution	127,896
Dividends Paid to Parent	(3,000,000)
Net Cash Used in Financing Activities	(2,872,104)
Net Increase in Cash and Cash Equivalents	846,093
Cash and Cash Equivalents, Beginning of Year	7,784,328
Cash and Cash Equivalents, End of Year	$8,630,421
Supplemental Disclosure of Cash Flows Information:	
Interest Paid During Year	$ 6,218
Income Taxes Paid During Year	$1,983,433

The accompanying notes are an integral part of this financial statement.

M&I Brokerage Services, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2001

(1) Summary of Significant Accounting Policies-

Organization-

M&I Brokerage Services, Inc. is a wholly owned subsidiary of Marshall & Ilsley Corporation ("M&I"). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Corporation offers and sells unit investment trusts and mutual funds for their customers which are cleared through another firm on a fully-disclosed basis. Also, the Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities.

Cash and Cash Equivalents-

For purposes of reporting cash flows, cash and cash equivalents include investments in money market mutual funds. Specifically, $7,890,095 of the total cash and cash equivalent balance is invested in Federated Money Market Mutual Fund.

Securities Transactions-

The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement date basis which is not materially different from a trade date basis.

Equipment-

Equipment is recorded at cost and depreciated principally on the straight-line method with annual rates varying from 10% to 30%. Maintenance and repairs are charged to expense and betterments are capitalized. Depreciation expense for equipment was $148,637 in 2001.

Goodwill-

Goodwill is amortized over 25 years on a straight-line basis. During 2001, the Corporation amortized $5,539 of goodwill. Goodwill, net of amortization as of December 31, 2001, was $114,944.

Federal Income Taxes-

The Corporation is included in the consolidated Federal income tax return of M&I. M&I charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return.

Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements-

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 prescribes the accounting and reporting for intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) upon their acquisition. SFAS 142 also prescribes how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. At December 31, 2001, the Corporation has approximately $115,000 of goodwill and no recorded intangible assets.

The provisions of SFAS 142 are required to be applied by the Corporation starting January 1, 2002. In addition, the Corporation has six months from the date it initially applies this standard to complete the first step of the transitional goodwill impairment test. The Corporation has not yet completed its determination of how the impairment provisions of the standard will affect its financial statements but does not believe its effect to be material.

(2) Transactions with Related Parties-

During 2001, the Corporation paid $408,197 to M&I for management services, $41,464 to an M&I affiliate for rent, $6,037 to an M&I affiliate for data processing services, $99,054 to an M&I affiliate for bank service charges and $7,801,447 to M&I affiliates for referral charges. The Corporation received $1,015,558 in trailer commissions from an M&I affiliate, $294,816 in income from M&I affiliates for non-bank service fees, and $2,002,908 in income from an M&I affiliate for insurance program management related to the sale of annuities. On behalf of the Corporation, M&I has issued a Limited Guaranty Agreement to the Corporation's clearing firm, the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation, in the amount of $100,000.

(3) Net Capital and Other Requirements-

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the "net capital" rule) of the Securities and Exchange Commission, which requires aggregate indebtedness, as defined, not to exceed fifteen times net capital (15.0 to 1.0). As of December 31, 2001, the Corporation's ratio of aggregate indebtedness to net capital was 0.29 to 1; and net capital, as defined, was $6,706,193 which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, the customer protection rule, under subparagraph (k)(2)(ii).

(4) Income Taxes-

The provision for income taxes was $2,184,753. The difference between the Corporation's effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The current and deferred portions of the provision for income taxes are:

Current-	
Federal	$1,806,921
State	422,243
	2,229,164
Deferred-	
Federal	(35,669)
State	(8,742)
	(44,411)
Provision for Taxes	$2,184,753

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2001, are as follows:

Deferred Tax Assets-	
Accrued Post-Retirement Benefits	$45,043
Reserves	36,752
Other	29,888
Total Deferred Tax Assets	111,683
Deferred Tax Liabilities-	
State Taxes	7,258
Other	(943)
Total Deferred Tax Liabilities	6,315
Net Deferred Tax Assets	$105,368

(5) Employee Retirement and Health Plans-

M&I has a defined contribution retirement plan and incentive savings plan in which the Corporation is a participant, and which covers substantially all of the Corporation's employees. The retirement plan provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, a profit sharing amount may also be contributed and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings plan, employee contributions, up to 6% of eligible compensation, are matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $208,476 in 2001.

The Corporation is a member of the M&I health benefit plan. The consolidated M&I accumulated post-retirement benefit obligation as of December 31, 2001 totaled $69,430,070. The 2001 net periodic post-retirement benefit expense was $6,948 representing the Corporation's portion of the M&I consolidated 2001 post-retirement expense of $7,423,172.

The post-retirement benefit obligation and annual expense is allocated to the Corporation based upon the average claim experience for the consolidated health plan and the demographics of the subsidiaries' employees and retirees. For consolidated post-retirement benefit obligation measurement purposes, the assumed health care cost trend rate was 6.0% for 2002 and gradually declines to 5.0% in the year 2006. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by one percentage point would increase the December 31, 2001 consolidated accumulated obligation by approximately $13,267,000 and the 2001 consolidated post-retirement expense by $1,311,000.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 8%.

Independent Public Accountants' Report on Internal Control Structure

To the Board of Directors of
M&I Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of M&I Brokerage Services, Inc. (a Wisconsin Corporation and wholly owned subsidiary of Marshall & Ilsley Corporation) (the "Corporation"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 25, 2002

Schedule I

M&I Brokerage Services, Inc.

Computation of Net Capital
December 31, 2001

Total Equity		$8,575,943
Nonallowable Equity		-
Total Equity Qualified for Net Capital		8,575,943
Allowable Subordinated Liabilities		-
Total Capital and Allowable Subordinated Liabilities		8,575,943
Nonallowable Assets-		
Trailer Fees Receivable	404,210	
Receivables from Affiliates	217,107	
Equipment, Net	359,445	
Goodwill	-	
Other Nonallowable Assets	731,186	
		1,711,948
Net Capital Before Securities Haircuts		6,863,995
Haircuts on Securities		(157,802)
Net Capital		$6,706,193
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)		$127,658
Minimum Dollar Net Capital Requirement		$250,000
Net Capital Requirement		$250,000
Excess Net Capital		$6,456,193
Excess Net Capital at 1,000%		$6,514,707
Total Aggregate Indebtedness		$1,914,863
Percent of Aggregate Indebtedness to Net Capital		29%

Note: The information in this Schedule I is in agreement, in all material respects, with the unaudited Focus Report, Part IIA, filed by the Corporation as of December 31, 2001.

M&I Brokerage Services, Inc.

Exemptive Provision Under Rule 15c3-3
December 31, 2001

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). All customer transactions are cleared through Pershing, a division of Donaldson, Lufkin & Jenrette.

Note: The information in this Schedule II is in agreement, in all material respects, with the unaudited Focus Report, Part IIA, filed by the Corporation as of December 31, 2001.